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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -------------------------
                                   SCHEDULE TO
                                (Amendment No. 1)
                             Tender Offer Statement
    Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
                            -------------------------
                              Triton Energy Limited
                            (Name of Subject Company)
                            -------------------------
                            Amerada Hess Corporation
                          Amerada Hess (Cayman) Limited
                            (Names of Filing Persons)

                   Ordinary Shares, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                           G90751101: Ordinary Shares
                    ----------------------------------------
                      (CUSIP Number of Class of Securities)
                            -------------------------
                           J. Barclay Collins II, Esq.
                  Executive Vice President and General Counsel
                            Amerada Hess Corporation
                           1185 Avenue of the Americas
                            New York, New York 10036
                                 (212) 997-8500
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)
                            -------------------------
                                   Copies to:
                            Timothy B. Goodell, Esq.
                               Gregory Pryor, Esq.
                                White & Case LLP
                           1155 Avenue of the Americas
                            New York, New York 10036
                                 (212) 819-8200

CALCULATION OF FILING FEE

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       Transaction Valuation*                     Amount of Filing Fee
--------------------------------------------------------------------------------
          $ 2,891,688,585                            $ 578,337.78
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*  Based on the product of (i) $45.00 per  ordinary  share and (ii)  64,259,753, the estimated maximum number of Triton Energy Limited ordinary shares to be received by the Offeror in the Offer.

|X| Check the box if any part of the fee is offset as  provided by Rule 0-11 (a)
(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
          Amount Previously Paid:  $578,337.78
          Form or Registration No:  005-49539
          Filing Parties:  Amerada Hess Corporation  and  Amerada  Hess (Cayman)
                           Limited
          Date Filed:  July 17, 2001
|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
|X|     third-party tender offer subject to Rule 14d-1.
|_|     issuer tender offer subject to Rule 13e-4.
|_|     going-private transaction subject to Rule 13e-3.
|X|     amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|
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
     This Amendment No. 1 to Tender Offer Statement on Schedule TO ("Amendment No. 1") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 17, 2001 ("Schedule TO") by Amerada Hess (Cayman) Limited ("Purchaser"), a company limited by shares organized under the laws of the Cayman Islands and a wholly-owned subsidiary of Amerada Hess Corporation ("Amerada Hess"), a Delaware corporation, relating to the offer to purchase all unconditionally allotted or issued and fully paid ordinary shares, par value $0.01 per share, of Triton Energy Limited ("Triton") and any further ordinary shares which are unconditionally allotted or issued and fully paid before the date and time on which the Offer (as defined below) expires (including the associated Series A junior participating preferred share purchase rights issued pursuant to the Rights Agreement, dated as of March 25, 1996, by and between Triton and Mellon Investor Services LLC, as amended)(the "Ordinary Shares"), at a price of U.S. $45.00 per Ordinary Share, on the terms and subject to the conditions set forth in the Offer to Purchase, dated July 17, 2001 (the "Offer to Purchase"), a copy of which is attached as Exhibit (a)(1) to the Schedule TO, and in the related Letter of Transmittal, a copy of which is attached as Exhibit (a)(2) to the Schedule TO (which, as they may be amended and supplemented from time to time, together constitute the "Offer"). This Amendment No. 1 is being filed on behalf of Purchaser and Amerada Hess.

Item 2.   Subject Company Information

     The second sentence of the third paragraph under the caption "Cautionary Statements Concerning Projections" in Section 7--"Certain Information Concerning the Company" on page 25 of the Offer to Purchase is hereby amended to read in its entirety as follows:

     "Neither Amerada Hess nor the Purchaser nor any of their respective affiliates or representatives assumes any responsibility for the reasonableness, completeness, accuracy or reliability of such Projections."

Item 4.   Terms of the Transaction

     The second sentence of the first paragraph of Section 2--"Acceptance for Payment and Payment for Ordinary Shares" on pages 11-12 of the Offer to Purchase is hereby amended to read in its entirety as follows:

     "Subject to applicable rules of the Commission and the terms of the Acquisition Agreement, the Purchaser expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or payment for, Ordinary Shares, pending receipt of any governmental regulatory approvals."

     The following text is added to Section 14--"Conditions of the Offer" of the Offer to Purchase:

     "Notwithstanding the fact that the Purchaser reserves the right to assert the existence of any condition set forth in this Section 14, in order to postpone its obligation to pay for Ordinary Shares following acceptance for payment of Ordinary Shares, the Purchaser understands that all conditions to the Offer, other than those dependent upon the receipt of necessary governmental regulatory approvals, must be satisfied or waived prior to the Expiration Date."

Item 12.  Exhibits.

Exhibit No.         Description
-----------         -----------

Exhibit (a)(1)      Offer to Purchase<F1>

Exhibit (a)(2)      Letter of Transmittal<F1>

Exhibit (a)(3)      Notice of Guaranteed Delivery<F1>

Exhibit (a)(4)      Guidelines for Substitute Form W-9<F1>

Exhibit (a)(5)      Form of letter to brokers, dealers,  commercial banks, trust companies and other nominees.<F1>

Exhibit (a)(6)      Form of letter to be used by brokers, dealers, commercial
                    banks, trust companies and other nominees to their clients.<F1>

Exhibit  (a)(7)     Press Release  issued by the  Purchaser  dated July 10, 2001 announcing the tender offer.<F2>

Exhibit (a)(8)      Summary  newspaper  advertisement,   dated  July  17,  2001,
                    published in The Wall Street Journal.<F1>

Exhibit (b)(1)      Third  Amended and  Restated  Credit  Agreement  dated as of
                    January 23, 2001 among Amerada Hess Corporation, the lenders party thereto and Goldman Sachs Credit Partners L.P. as joint book runner, joint lead arranger and sole syndication agent, Chase Securities, Inc. as joint book runner and joint lead arranger and The Chase Manhattan Bank, N.A., as administrative agent ("Facility A").<F3>

Exhibit (b)(2)      Third  Amended and  Restated  Credit  Agreement  dated as of
                    January 23, 2001 among Amerada Hess Corporation, the Lenders
                    Party thereto and Goldman Sachs Credit Partners L.P. as joint book runner, joint lead arranger and sole syndication agent, Chase Securities, Inc. as joint book runner and joint lead arranger and The Chase Manhattan Bank, N.A., as administrative agent ("Facility B").<F4>

Exhibit (d)(1)      Acquisition Agreement dated as of July 9, 2001 among Amerada
                    Hess  Corporation,  Amerada Hess (Cayman) Limited and Triton
                    Energy Limited.<F1>

Exhibit (d)(2)      Principal  Shareholders  Agreement  dated as of July 9, 2001
                    among  Amerada  Hess  Corporation,   Amerada  Hess  (Cayman)
                    Limited, Triton Energy Limited, HM4 Triton, L.P. and the other shareholders of Triton Energy Limited listed on Annex
                    A thereto.<F1>

Exhibit (d)(3)      Confidentiality  Agreement  dated as of June 4, 2001 between
                    Amerada Hess Corporation and Triton Energy Limited.<F1>

------------------------

<F1> Previously filed.

<F2> Incorporated  by  reference to Exhibit 99.1 to the Form 8-K/A filed on July
     10, 2001 by Amerada Hess Corporation.

<F3> Incorporated by reference to Exhibit 4(4) to the Form 10-K filed by Amerada
     Hess Corporation on March 28, 2001, Commission File No. 333-50358.

<F4> Incorporated by reference to Exhibit 4(5) to the Form 10-K filed by Amerada
     Hess Corporation on March 28, 2001, Commission File No. 333-50358.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2001
                                      AMERADA HESS CORPORATION


                                      By: /s/ John Y. Schreyer
                                         ------------------------------
                                          Name:   John Y. Schreyer
                                          Title:  Executive Vice President and
                                                    Chief Financial Officer


                                      AMERADA HESS (CAYMAN) LIMITED


                                      By:  /s/ John Y. Schreyer
                                         ------------------------------
                                          Name:   John Y. Schreyer
                                          Title:  Director

Exhibit No.         Description
-----------         -----------

Exhibit (a)(1)      Offer to Purchase<F1>

Exhibit (a)(2)      Letter of Transmittal<F1>

Exhibit (a)(3)      Notice of Guaranteed Delivery<F1>

Exhibit (a)(4)      Guidelines for Substitute Form W-9<F1>

Exhibit (a)(5)      Form of letter to brokers, dealers,  commercial banks, trust companies and other nominees.<F1>

Exhibit (a)(6)      Form of letter to be used by  brokers,  dealers,  commercial
                    banks,   trust   companies  and  other   nominees  to  their
                    clients.<F1>

Exhibit (a)(7)      Press Release  issued by the  Purchaser  dated July 10, 2001 announcing the tender offer.<F2>

Exhibit (a)(8)      Summary  newspaper  advertisement,   dated  July  17,  2001,
                    published in The Wall Street Journal.

Exhibit (b)(1)      Third  Amended and  Restated  Credit  Agreement  dated as of
                    January 23, 2001 among Amerada Hess Corporation, the lenders party thereto and Goldman Sachs Credit Partners L.P. as joint book runner, joint lead arranger and sole syndication agent, Chase Securities, Inc. as joint book runner and joint lead arranger and The Chase Manhattan Bank, N.A., as administrative agent ("Facility A").<F3>

Exhibit (b)(2)      Third  Amended and  Restated  Credit  Agreement  dated as of
                    January 23, 2001 among Amerada Hess Corporation, the Lenders
                    Party thereto and Goldman Sachs Credit Partners L.P. as joint book runner, joint lead arranger and sole syndication agent, Chase Securities, Inc. as joint book runner and joint lead arranger and The Chase Manhattan Bank, N.A., as administrative agent ("Facility B").<F4>

Exhibit (d)(1)      Acquisition Agreement dated as of July 9, 2001 among Amerada
                    Hess  Corporation,  Amerada Hess (Cayman) Limited and Triton
                    Energy Limited.<F1>

Exhibit (d)(2)      Principal  Shareholders  Agreement  dated as of July 9, 2001
                    among  Amerada  Hess  Corporation,   Amerada  Hess  (Cayman)
                    Limited, Triton Energy Limited, HM4 Triton, L.P. and the other shareholders of Triton Energy Limited listed on Annex
                    A thereto.<F1>

Exhibit (d)(3)      Confidentiality  Agreement  dated as of June 4, 2001 between
                    Amerada Hess Corporation and Triton Energy Limited.<F1>

------------------------

<F1> Previously filed.

<F2> Incorporated  by  reference to Exhibit 99.1 to the Form 8-K/A filed on July
     10, 2001 by Amerada Hess Corporation.

<F3> Incorporated by reference to Exhibit 4(4) to the Form 10-K filed by Amerada
     Hess Corporation on March 28, 2001, Commission File No. 333-50358.

<F4> Incorporated by reference to Exhibit 4(5) to the Form 10-K filed by Amerada
     Hess Corporation on March 28, 2001, Commission File No. 333-50358.